UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2020

On August 14, 2020, we published our unaudited quarterly consolidated financial statements as of and for the three months ended June 30, 2020 prepared in accordance with Japanese GAAP as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

The quarterly consolidated financial statements of Mizuho Financial Group, Inc. (“MHFG”) are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64 of 2007). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

The quarterly consolidated financial statements for the three months ended June 30, 2020 are prepared in accordance with the revised “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements”, pursuant to the proviso of Article 7, Paragraph 1 of the Supplementary Provisions of the “Cabinet Office Ordinance for Partial Revision of the Ordinance on the Terminology, Forms, and Preparation Methods of the financial statements” (Cabinet Office Ordinance No. 9 of March 6, 2020).

2.

Ernst & Young ShinNihon LLC conducted a quarterly review on the quarterly consolidated financial statements of MHFG for the three months ended June 30, 2020, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2020		As of June 30, 2020
Assets
Cash and Due from Banks		41,069,745		39,575,631
Call Loans and Bills Purchased		584,686		557,396
Receivables under Resale Agreements		18,581,488		16,405,794
Guarantee Deposits Paid under Securities Borrowing Transactions		2,243,161		2,115,294
Other Debt Purchased		2,688,273		2,845,881
Trading Assets		13,248,734		14,888,607
Money Held in Trust		411,847		431,633
Securities	*2	34,907,234	*2	39,354,461
Loans and Bills Discounted	*1	83,468,185	*1	88,824,317
Foreign Exchange Assets		2,044,415		1,839,879
Derivatives other than for Trading Assets		1,944,060		1,390,369
Other Assets		5,206,121		4,222,697
Tangible Fixed Assets		1,103,622		1,099,406
Intangible Fixed Assets		636,139		626,563
Net Defined Benefit Asset		846,782		853,330
Deferred Tax Assets		32,493		24,751
Customers’ Liabilities for Acceptances and Guarantees		6,066,527		6,011,025
Reserves for Possible Losses on Loans		(424,446)		(457,206)

Total Assets		214,659,077		220,609,837

	(Millions of yen)
	As of March 31, 2020	As of June 30, 2020
Liabilities
Deposits	131,189,673	136,697,880
Negotiable Certificates of Deposit	13,282,561	13,558,843
Call Money and Bills Sold	2,263,076	1,963,757
Payables under Repurchase Agreements	17,971,098	18,045,730
Guarantee Deposits Received under Securities Lending Transactions	1,108,255	1,210,080
Commercial Paper	411,089	574,286
Trading Liabilities	9,604,890	9,286,120
Borrowed Money	5,209,947	7,643,540
Foreign Exchange Liabilities	509,405	460,435
Short-term Bonds	373,658	338,580
Bonds and Notes	8,906,432	8,923,840
Due to Trust Accounts	1,055,510	1,117,643
Derivatives other than for Trading Liabilities	1,619,151	1,271,638
Other Liabilities	6,111,195	4,494,786
Reserve for Bonus Payments	75,175	19,127
Reserve for Variable Compensation	2,559	3,350
Net Defined Benefit Liability	62,113	61,451
Reserve for Director and Corporate Auditor Retirement Benefits	944	623
Reserve for Possible Losses on Sales of Loans	637	231
Reserve for Contingencies	6,443	4,901
Reserve for Reimbursement of Deposits	27,851	26,387
Reserve for Reimbursement of Debentures	18,672	18,140
Reserves under Special Laws	2,509	2,506
Deferred Tax Liabilities	53,150	85,119
Deferred Tax Liabilities for Revaluation Reserve for Land	62,695	62,555
Acceptances and Guarantees	6,066,527	6,011,025

Total Liabilities	205,995,229	211,882,582

Net Assets
Common Stock and Preferred Stock	2,256,767	2,256,767
Capital Surplus	1,136,467	1,136,467
Retained Earnings	4,174,190	4,167,459
Treasury Stock	(6,414)	(6,072)

Total Shareholders’ Equity	7,561,010	7,554,621

Net Unrealized Gains (Losses) on Other Securities	823,085	956,353
Deferred Gains or Losses on Hedges	72,081	62,704
Revaluation Reserve for Land	136,655	137,834
Foreign Currency Translation Adjustments	(133,178)	(179,847)
Remeasurements of Defined Benefit Plans	94,317	89,949

Total Accumulated Other Comprehensive Income	992,960	1,066,993

Stock Acquisition Rights	213	134
Non-controlling Interests	109,662	105,505

Total Net Assets	8,663,847	8,727,255

Total Liabilities and Net Assets	214,659,077	220,609,837

(2) Quarterly Consolidated Statement of Income and

      Quarterly Consolidated Statement of Comprehensive Income

      Quarterly Consolidated Statement of Income

	(Millions of yen)
	For the three months ended June 30, 2019		For the three months ended June 30, 2020
Ordinary Income		988,825		835,835
Interest Income		528,821		366,276
Interest on Loans and Bills Discounted		327,955		262,715
Interest and Dividends on Securities		58,672		59,632
Fiduciary Income		14,017		13,333
Fee and Commission Income		176,539		196,531
Trading Income		90,449		139,198
Other Operating Income		122,732		87,768
Other Ordinary Income	*1	56,266	*1	32,726
Ordinary Expenses		768,975		660,414
Interest Expenses		348,850		151,175
Interest on Deposits		135,667		55,515
Fee and Commission Expenses		42,064		39,728
Trading Expenses		221		1,390
Other Operating Expenses		19,687		41,257
General and Administrative Expenses		328,430		340,468
Other Ordinary Expenses	*2	29,722	*2	86,394

Ordinary Profits		219,849		175,421

Extraordinary Gains	*3	910	*3	2,834
Extraordinary Losses	*4	3,384	*4	2,164

Income before Income Taxes		217,375		176,092

Income Taxes:
Current		54,908		48,588
Deferred		(3,635)		4,955

Total Income Taxes		51,273		53,544

Profit		166,102		122,547

Profit Attributable to Non-controlling Interests		3,663		172

Profit Attributable to Owners of Parent		162,438		122,375

      Quarterly Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the three months ended June 30, 2019	For the three months ended June 30, 2020
Profit	166,102	122,547
Other Comprehensive Income	(71,780)	70,078
Net Unrealized Gains (Losses) on Other Securities	(106,210)	131,007
Deferred Gains or Losses on Hedges	56,455	(9,414)
Foreign Currency Translation Adjustments	(11,401)	(45,327)
Remeasurements of Defined Benefit Plans	(10,478)	(4,376)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(145)	(1,811)

Comprehensive Income	94,321	192,626

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	90,082	195,229
Comprehensive Income Attributable to Non-controlling Interests	4,239	(2,602)

Notes to Quarterly Consolidated Financial Statements

Changes in Accounting Policies

    (Accounting Standard for Fair Value Measurement and Others)

MHFG has applied “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30 July 4, 2019) and others from the beginning of the first quarter ended June 30, 2020.

In accordance with Article 8 of “Accounting Standard for Fair Value Measurement”, the fair value adjustment method used to determine the fair value of derivatives is revised to maximize the use of relevant observable inputs estimated from derivatives and others traded in the market.

In accordance with Article 20 of “Accounting Standard for Fair Value Measurement”, the cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were reflected in Retained Earnings as of April 1, 2020.

As a result, Retained Earnings decreased by ¥32,639 million, Trading Assets decreased by ¥50,380 million, Derivatives other than for Trading Assets decreased by ¥6,379 million, Trading Liabilities decreased by ¥6,529 million, Derivatives other than for Trading Liabilities decreased by ¥3,184 million, Deferred Tax Assets increased by ¥14,405 million, and Net Assets per Share decreased by ¥1.28 as of April 1, 2020.

And in accordance with the transitional treatment set forth in Article 19 of “Accounting Standard for Fair Value Measurement” and Article 44-2 of “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019), MHFG has applied a new accounting policy prescribed by “Accounting Standard for Fair Value Measurement” and others from the end of the first quarter.

As a result, in principle, while fair value of Japanese stocks was previously determined based on the average quoted market price over the month preceding the quarterly consolidated balance sheet date, from the end of the first quarter, fair value of Japanese stocks is determined based on the quoted market price as of the quarterly consolidated balance sheet date.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Executive Officer, and Specialist Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Specialist Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s position in their respective company (“Stock Compensation I”) and the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their position. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the status of achieving our Five-Year Business Plan. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of June 30, 2020 was ¥3,248 million for 18,304 thousand shares (the carrying amount as of March 31, 2020 was ¥3,485 million for 19,636 thousand shares).

Reserves for Possible Losses on Loans

In light of the principles set forth in the report entitled “Japanese Financial Services Agency (“JFSA”)’s supervisory approaches to lending business and loan loss provisioning” published by JFSA in December 18, 2019, we have reflected the potential impact of the COVID-19 pandemic on Reserves for Possible Losses on Loans for some credit. More specifically, we have identified certain industries and certain obligors that are expected to be significantly impacted by the COVID-19 pandemic. For these identified industries and obligors we have updated the estimated expected loss amount by incorporating certain assumptions such as the future recovery periods and the forecasted GDP growth rate in Japan. The method of the above accounting estimates and the major assumptions applied to the relevant estimates adopted in Consolidated Financial Statements for the First Quarter of Fiscal 2020 have not changed from those of Consolidated Financial Statements for previous Fiscal 2019.

Share Consolidation

The Board of Directors of the MHFG resolved in a meeting held on May 15, 2020 to include the following share consolidation in the agenda for the 18th Ordinary General Meeting of Shareholders held on June 25, 2020 and the agenda gained the approval in the Ordinary General Meeting of Shareholders.

(1)	Purpose of the share consolidation

MHFG’s current share price is significantly below the desirable Trading Unit range of 50,000 yen to 500,000 yen designated by the Securities Listing Regulations of the Tokyo Stock Exchange.

In order to address this situation, we resolved to include the following share consolidation of common stock on the basis of one post-consolidation share per ten pre-consolidation shares in the agenda for the Ordinary General Meeting of Shareholders.

(2)	Details of the share consolidation

i.	Class of shares to be consolidated

Common Stock

ii.	Consolidation rate

One post-consolidation share per ten pre-consolidation shares based on the shares owned by the shareholders recorded in the shareholder register as of September 30, 2020.

iii.	Effective date

October 1, 2020

iv.	Total number of Authorized Shares

5,130,000,000 shares

To be changed on the effective date of the share consolidation pursuant to Article 182, Paragraph 2 of Japan’s Companies Act.

v.	Number of shares to be reduced by the consolidation (Number of shares to be reduced could be changed)

Total number of issued shares before the consolidation as of June 30, 2020	25,392,498,945
Number of shares to be reduced by the consolidation	22,853,249,051
Total number of issued shares after the consolidation	2,539,249,894

(Note)

“Number of shares to be reduced by the consolidation” and “Total number of the issued shares after the consolidation” are theoretical figures based on the total number of the issued shares before the consolidation and the consolidation rate.

(3)	Effect on per share information

Per share information would be as follows under the assumption that the share consolidation had taken place at the beginning of the fiscal year ended March 31, 2019.

	For the three months ended June 30, 2019	For the three months ended June 30, 2020
Profit per Share of Common Stock	¥64.05	¥48.25
Diluted Profit per Share of Common Stock	¥64.04	¥48.25

Application of tax-effect accounting to the Transition from the Consolidated Taxation System to the Group Aggregation System

Some domestic consolidated subsidiaries of the Group record amounts of deferred tax assets and deferred tax liabilities based on the provisions of tax laws prior to amendment under the treatment in Paragraph 3 of “Treatment of the application of the tax-effect accounting in relation to the transition from the consolidated tax system to the aggregate group system” (Practical Solutions No.39 March 31, 2020), without applying the provisions of Paragraph 44 of “Guidance on Accounting Standard for tax-effect accounting” (Implementation Guidance No.28 February 16, 2018), regarding the tax items for which review of the non-consolidated Tax Payment System was implemented in accordance with the transition to the aggregated group system established under the “Act for Partial Revision of the Income Tax Act, etc.” (Act No. 8 of 2020) and the transition to the aggregated group system.

Notes to Quarterly Consolidated Balance Sheet

*1.	Non-Accrual, Past Due & Restructured Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2020	As of June 30, 2020
Loans to Bankrupt Obligors	15,938	30,446
Non-Accrual Delinquent Loans	401,016	400,228
Loans Past Due for Three Months or More	1,468	3,459
Restructured Loans	256,429	311,804
Total	674,853	745,938

The amounts given in the above table are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*2.	Amounts of liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2020	As of June 30, 2020
1,548,136	1,521,648

Notes to Quarterly Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the three months ended June 30, 2019	For the three months ended June 30, 2020
Gains on Sales of Stocks	40,336	22,219

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the three months ended June 30, 2019	For the three months ended June 30, 2020
Provision for Reserves for Possible Losses on Loans	—	34,178
Stock-related Derivatives Expenses	571	17,524

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the three months ended June 30, 2019	For the three months ended June 30, 2020
Gains on Disposition of Fixed Assets	909	2,830

*4.	Extraordinary Losses is as follows:

	(Millions of yen)
	For the three months ended June 30, 2019	For the three months ended June 30, 2020
Losses on Impairment of Fixed Assets	2,508	1,170
Losses on Disposition of Fixed Assets	876	993

Notes to Quarterly Consolidated Statement of Cash Flows

We have not prepared Consolidated Statement of Cash Flows for the three months ended June 30, 2020. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the three months ended June 30, 2019 and 2020 are as follows:

	(Millions of yen)
	For the three months ended June 30, 2019	For the three months ended June 30, 2020
Depreciation	30,107	40,245
Amortization of Goodwill	1,019	937

Changes in Net Assets

For the three months ended June 30, 2019

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2019	Common Stock	95,197	3.75	March 31, 2019	June 4, 2019	Retained Earnings
The Board of Directors

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2019 include ¥70 million of cash dividends on treasury stock held by BBT trust account.

For the three months ended June 30, 2020

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2020	Common Stock	95,208	3.75	March 31, 2020	June 8, 2020	Retained Earnings
The Board of Directors

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2020 include ¥73 million of cash dividends on treasury stock held by BBT trust account.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others by reportable segment

For the three months ended June 30, 2019

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	151,584	105,142	102,472	137,712	12,690	15,696	525,296
General and administrative expenses (excluding Non-Recurring Losses and others)	165,935	50,367	57,457	49,760	8,013	7,064	338,596
Equity in income from investments in affiliates	2,413	477	3,120	—	165	5,276	11,451
Amortization of goodwill and others	706	31	90	263	1,943	280	3,313
Others	—	—	—	—	—	(3,004)	(3,004)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(12,644)	55,221	48,045	87,689	2,899	10,623	191,833

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥3,560 million, of which ¥1,677 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April, 2020, reclassification was made on the above table to reflect the relevant change.

For the three months ended June 30, 2020

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	142,583	116,831	112,986	168,594	11,387	5,708	558,089
General and administrative expenses (excluding Non-Recurring Losses and others)	161,280	53,099	60,979	52,749	7,879	4,657	340,643
Equity in income from investments in affiliates	1,715	1,481	2,802	—	9	(149)	5,857
Amortization of goodwill and others	564	25	90	210	1,911	251	3,051
Others	—	—	—	—	—	—	—
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(17,546)	65,188	54,719	115,635	1,606	650	220,252

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥(11,469) million, of which ¥(12,827) million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.

The difference between the total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting are different from Income before income taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the three months ended June 30, 2019 and 2020, are as follows:

	(Millions of yen)
	For the three months ended June 30, 2019	For the three months ended June 30, 2020
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	191,833	220,252
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	13,479	3,226
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(5,299)	(41,177)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	3,677	2,176
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	24,654	(1,500)
Net Extraordinary Gains (Losses)	(2,474)	670
Others	(8,495)	(7,556)

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	217,375	176,092

Securities

*

In addition to “Securities” on the quarterly consolidated balance sheet, Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included. Stocks and other securities without a market price and Investments in Partnerships are excluded.

1.	Bonds Held to Maturity

As of March 31, 2020

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	479,936	493,293	13,356
Foreign Bonds	380,297	382,036	1,739
Total	860,233	875,329	15,096

As of June 30, 2020

			(Millions of yen)
	Quarterly Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	479,941	492,415	12,473
Foreign Bonds	353,215	354,514	1,299
Total	833,157	846,929	13,772

(Note)	The fair value is based on market prices as of June 30, 2020 (March 31, 2020) and other data.

2.	Other Securities

As of March 31, 2020

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Stocks	1,272,069	2,338,429	1,066,360
Bonds	15,756,613	15,702,512	(54,100)
Japanese Government Bonds	12,645,956	12,601,934	(44,021)
Japanese Local Government Bonds	272,412	272,567	155
Japanese Corporate Bonds	2,838,244	2,828,010	(10,233)
Other	15,137,799	15,296,686	158,886
Foreign Bonds	12,501,259	12,702,213	200,954
Other Debt Purchased	199,850	201,089	1,239
Other	2,436,690	2,393,383	(43,307)
Total	32,166,482	33,337,628	1,171,146

As of June 30, 2020

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Stocks	1,269,810	2,544,225	1,274,414
Bonds	19,302,924	19,239,404	(63,520)
Japanese Government Bonds	16,092,231	16,038,029	(54,202)
Japanese Local Government Bonds	358,903	358,739	(164)
Japanese Corporate Bonds	2,851,789	2,842,635	(9,154)
Other	15,902,240	16,053,752	151,512
Foreign Bonds	12,890,579	13,070,920	180,340
Other Debt Purchased	363,343	364,625	1,281
Other	2,648,317	2,618,207	(30,110)
Total	36,474,975	37,837,381	1,362,405

(Notes)	1.	Unrealized Gains (Losses) include ¥(5,191) million and ¥(1,261) million, which were recognized in the statements of income for the year ended March 31, 2020 and the three months ended June 30, 2020, respectively, by applying the fair-value hedge method.
	2.	As for the quarterly consolidated balance sheet amount (consolidated balance sheet amount), in principle fair value of Japanese stocks with a quoted market price is determined based on the quoted market price as of June 30, 2020 (fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price, or other reasonable value during the last month of the fiscal year ended March 31, 2020), and fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value as of June 30, 2020 (March 31, 2020).
	3.	Certain Securities other than Trading Securities (excluding Stocks and other securities without a market price and Investments in Partnerships) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the three months ended June 30, 2020 (the fiscal year ended March 31, 2020) (impairment (devaluation)), if the fair value (primarily the closing market price as of June 30, 2020 (March 31, 2020)) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2020 was ¥41,655 million.

The amount of impairment (devaluation) for the three months ended June 30, 2020 was ¥2,392 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

• Securities whose fair value is 50% or less of the acquisition cost

• Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

	4.	Floating-rate Japanese Government Bonds

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value on the quarterly consolidated balance sheet (consolidated balance sheet).

In deriving the reasonably calculated prices, we used the Discounted Cash Flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

	5.	In accordance with Article 27 of “ Implementation Guidance on Accounting Standard for Fair Value Measurement “ (ASBJ Guidance No. 31 July 4, 2019), Investments in Partnerships are not included in market value disclosure. Quarterly Consolidated Balance Sheet Amount (consolidated balance sheet amount) of Investments in Partnerships was ¥236,974 million and ¥241,569 million, which were recognized for the year ended March 31, 2020 and the three months ended June 30, 2020, respectively.

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2020

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	7,125	7,125	—

As of June 30, 2020

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	7,738	7,738	—

Derivatives Information

(1)	Interest Rate-Related Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	11,416,943	4,201	4,201
	Options	1,176,981	1,060	585
Over-the-Counter	FRAs	82,572,716	2,560	2,560
	Swaps	997,220,626	550,524	550,524
	Options	25,212,409	(62,776)	(62,776)
Inter-Company or Internal Transactions	Swaps	18,132,262	(141,481)	(141,481)

Total		—	354,090	353,615

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

As of June 30, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	9,167,789	2,836	2,836
	Options	1,023,183	(31)	(340)
Over-the-Counter	FRAs	85,125,550	581	581
	Swaps	972,848,818	513,639	513,639
	Options	26,121,021	(61,890)	(61,890)
Inter-Company or Internal Transactions	Swaps	18,839,480	(145,941)	(145,941)

Total		—	309,193	308,884

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

(2)	Currency-Related Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	61,986	—	—
Over-the-Counter	Swaps	57,638,817	1,219	(68,637)
	Forwards	113,118,971	43,511	43,511
	Options	9,950,388	(15,886)	(23,562)
Inter-Company or Internal Transactions	Swaps	2,858,190	(151,891)	8,698
	Forwards	7,127	19	19

Total		—	(123,027)	(39,970)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

As of June 30, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	45,235	—	—
Over-the-Counter	Swaps	59,289,678	11,514	(68,135)
	Forwards	99,917,154	(23,378)	(23,378)
	Options	8,301,290	(14,635)	(25,367)
Inter-Company or Internal Transactions	Swaps	2,766,837	(135,280)	14,294
	Forwards	6,895	165	165

Total		—	(161,614)	(102,422)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the quarterly consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

(3)	Stock-Related Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	676,867	7,602	7,602
	Index Futures Options	4,077,182	(8,285)	(8,989)
Over-the-Counter	Equity Linked Swaps	471,137	91,888	91,888
	Options	701,160	6,585	6,585
	Other	443,060	28,676	28,676

Total		—	126,467	125,764

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

As of June 30, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	895,024	2,719	2,719
	Index Futures Options	4,714,533	(14,538)	(8,333)
Over-the-Counter	Equity Linked Swaps	634,758	68,682	68,682
	Options	623,025	11,685	11,685
	Other	738,860	138,503	138,503

Total		—	207,052	213,258

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

(4)	Bond-Related Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	1,249,813	(4,671)	(4,671)
	Futures Options	—	—	—
Over-the-Counter	Options	1,156,604	2,400	2,245
	Other	15,585	422	422

Total		—	(1,848)	(2,003)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of June 30, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	645,188	353	353
	Futures Options	111,145	80	16
Over-the-Counter	Options	963,963	2,593	2,333
	Other	36,356	33	33

Total		—	3,060	2,736

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

(5)	Commodity-Related Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	37,643	(2,696)	(2,696)
Over-the-Counter	Options	334,342	5,320	5,320

Total		—	2,623	2,623

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

As of June 30, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	40,250	(1,416)	(1,416)
Over-the-Counter	Options	320,364	4,624	4,624

Total		—	3,208	3,208

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

(6)	Credit Derivative Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	4,838,216	9,096	9,096

Total		—	9,096	9,096

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of June 30, 2020

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	6,343,806	(13,455)	(13,455)

Total		—	(13,455)	(13,455)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

Per Share Information

Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the three months ended June 30, 2019	For the three months ended June 30, 2020
(1) Net Income per Share of Common Stock	Yen	6.40	4.82
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	162,438	122,375
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	162,438	122,375
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	25,360,510	25,360,835

(2) Diluted Net Income per Share of Common Stock	Yen	6.40	4.82
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	2,504	995
Stock Acquisition Rights	Thousands of shares	2,504	995
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects and in which significant changes occurred after the end of the previous fiscal year		—	—

(Note)	In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the three months ended June 30, 2019, was 18,662 thousand and the average number of such Treasury Stock shares deducted during the three months ended June 30, 2020, was 19,051 thousand.

II.	Others

At the meeting of the Board of Directors held on May 15, 2020, the year-end cash dividends for the 18th term were resolved as follows:

Total amount of year-end cash dividends	¥95,208 million
Year-end cash dividends per share
Common Stock	¥3.75
Effective date and starting date of dividend payments	June 8, 2020